Exhibit 99.6

SHARE SALE AND PURCHASE AGREEMENT(Modified)

This Share sale and purchase Agreement (Modified) (hereinafter referred to as “This Agreement”) was executed by and between the following parties on January 29, 2024.

Seller: Munjoong Kang

Buyer: Hang Muk Shin

Article 1 (Objects of Sale and Price)

The Article 1(Objects of Sale and Price) of the Share Sale and Purchase Agreement dated November 1, 2023 executed between the parties is modified as follows.

A. Object of sale(unchanged): issued and outstanding shares by HANRYU HOLDINGS, INC. (hereinafter referred to as “Target Company”)

B. Quantity(changed): Determined by the closing price per share of Target Company on January 29, 2024, the sale quantity has been changed to (1,849,405) shares (hereinafter referred to as “Shares”)

C. Price per share(changed): KRW seven hundred fifty seven(₩757)

D. Total purchase price(unchanged): KRW 1.4 billion(₩ 1,400,000,000)

Article 2 (Payment Method, etc.)

The buyer shall pay KRW 1.4 billion Won (₩1,400,000,000) on the date of execution of this agreement, but it is agreed the payment is fulfilled by transferring KRW 1.4 billion Won (₩1,400,000,000) of creditor’s rights held by the buyer against Hanryu Bank Co., Ltd to the Seller.

Article 3 (Transfer the title to the Shares, etc.)

The seller shall complete the transfer the title to the Shares without delay, complete the disclosure of the transfer of the Shares accordingly, and cooperate with the Buyer to expedite the transfer to a domestic securities company in the name of the Buyer.

Article 4 (Transfer of Share Ownership)

Even before the transfer of title pursuant to Article 3 is transferred to the name of the Buyer, the ownership of the shares hereunder shall be deemed to have been completely transferred to the Buyer when this Agreement is executed.

It is confirmed that the ownership of the Shares belongs to the Buyer.

Article 5 (Representations and Warranties)

The Seller represents and warrants to the Buyer that the matters set forth in this Article 5 are accurate and complete in all respects as of the date of this Agreement.

(1)	The Seller has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Seller and is binding upon it and enforceable against the Seller in accordance with its terms.

(2)	The Seller is the legal and valid owner of the Shares, and the Buyer is entitled to clean title to such Shares, free and clear of any restrictions or other encumbrances.

Article 6 (Penalty)

In the event the Seller breaches any of its obligations under this Agreement, or if any of its representations and warranties under Article 5 are different from the facts, the Seller shall compensate the Buyer for damages and, separately, a penalty for breach of contract. Currently the penalty amount agreed upon is three times the total purchase price.

Article 7 (Dispute Resolution)

In the event of a dispute between the contracting parties under this contract, the contracting parties shall endeavor to resolve it through mutual agreement in good faith, and if the dispute cannot be resolved amicably, it shall be resolved by filing a complaint in court. In this case, the competent court shall be the ’Seoul Central District Court’.

Article 8 (Confidentiality)

The seller and the buyer shall not disclose the fact of entering into this contract and the contents of the contract to any third party. However, this does not apply if disclosure is required by relevant laws and regulations.

In order to conclude the contract as above and certify the above facts, two copies of this contract will be prepared and both party will each keep one copy.

January 29, 2024

Seller:

Name: MUNJOONG KANG

Resident registration number: 710223-1237515

Address: Room 302, Building 333, 2403, Dasansunhwan-ro, Namyangju-si, Gyeonggi-do

(Dasan-dong, Dasan I-Park)

Buyer:

NAME: HANG MUK SHIN

Resident registration number: 730206-1408817

Address:	110-904, 13-10, Seocho-daero 65-gil, Seocho-gu, Seoul

(Seocho-dong, Seocho Remian APT)

Since January 27 and 28, 2024, are closed days, January 29 is designated as the closing date.